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                                          Filed Pursuant to Rule 424(b) and (c)
                                                     Registration No. 333-48336


                          PROSPECTUS SUPPLEMENT NO. 1
                                       to
                       Prospectus Dated November 13, 2000

                            MOBILE PET SYSTEMS, INC.
                              18,269,500 Shares of
                                  Common Stock

         This supplement contains information that you should read in conjunction with our prospectus dated November 13, 2000, which is attached.

         We have amended the Securities Purchase Agreement described in the section entitled "Series A Securities Purchase Agreement" that begins on page 30 of the prospectus. The first full paragraph on page 31 of the prospectus describes the maximum dollar amount of our common stock that we can sell to York, the buyer, in any one tranche. That paragraph also describes how we determine the pricing period for computing the price that York will pay us for the stock in each tranche.

         The amendment to the Securities Purchase Agreement gives us our choice of using a different pricing period for any tranche, and of removing the maximum dollar amount of that tranche. The amendment provides that we may, at our option, elect an alternate pricing period that is the three trading days on which the closing bid price of our common stock is the lowest during the number of trading days before the closing date for the tranche, determined by dividing the dollar amount of the tranche by 15% of the average daily dollar trading volume of our common stock for the 20 trading days before the date of the notice we give York for the tranche. There is no limit on the dollar amount of shares that we can sell to York in any tranche when we choose this alternate pricing period, except for the maximum of $10 million for all tranches. We must wait 30 trading days after the closing date of a tranche for which we chose this alternate pricing period before we can give York another tranche notice.

                The date of this supplement is January 26, 2001